Exhibit 99.1

CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	January 1 2017	December 31 2017	December 31 2018
	(restated)*	(restated)*
Assets
Current assets:
Cash and cash equivalents	$557.2	$515.2	$422.0
Accounts receivable (notes 3 & 7)	1,017.4	1,023.7	1,206.6
Inventories (notes 3 & 8)	684.4	824.0	1,089.9
Income taxes receivable	5.4	1.6	5.0
Assets classified as held for sale (note 9)	28.9	30.1	27.4
Other current assets	73.9	82.0	72.6
Total current assets	2,367.2	2,476.6	2,823.5

Property, plant and equipment	302.7	323.9	365.3
Goodwill (note 5)	23.2	23.2	198.4
Intangible assets (note 5)	25.5	21.6	283.6
Deferred income taxes	35.3	37.6	36.7
Other non-current assets (note 10)	88.0	81.3	30.2
Total assets	$2,841.9	$2,964.2	$3,737.7

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and finance lease obligations (note 11)	$56.0	$37.9	$107.7
Accounts payable	876.9	931.1	1,126.7
Accrued and other current liabilities	261.7	233.2	320.4
Income taxes payable	32.4	37.7	42.3
Current portion of provisions	18.7	26.6	23.2
Total current liabilities	1,245.7	1,266.5	1,620.3

Long-term portion of borrowings under credit facility and finance lease obligations (note 11)	188.7	166.5	650.2
Pension and non-pension post-employment benefit obligations (note 10)	86.0	97.8	88.8
Provisions and other non-current liabilities	28.3	35.4	20.6
Deferred income taxes	35.4	27.8	25.5
Total liabilities	1,584.1	1,594.0	2,405.4

Equity:
Capital stock (note 12)	2,048.2	2,048.3	1,954.1
Treasury stock (note 12)	(15.3)	(8.7)	(20.2)
Contributed surplus	862.6	863.0	906.6
Deficit	(1,613.0)	(1,525.7)	(1,481.7)
Accumulated other comprehensive loss	(24.7)	(6.7)	(26.5)
Total equity	1,257.8	1,370.2	1,332.3
Total liabilities and equity	$2,841.9	$2,964.2	$3,737.7
Contingencies (note 16), Subsequent event (note 13(b))

* Certain prior period figures have been restated to reflect the adoption of IFRS 15 (see notes 2 and 3).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

	Three months ended		Year ended
{	December 31		December 31
	2017	2018	2017	2018
	(restated)*		(restated)*
Revenue	$1,570.2	$1,727.0	$6,142.7	$6,633.2
Cost of sales (note 8)	1,468.6	1,607.0	5,724.2	6,202.7
Gross profit	101.6	120.0	418.5	430.5
Selling, general and administrative expenses (SG&A)	51.1	59.6	203.2	219.0
Research and development	6.9	8.1	26.2	28.8
Amortization of intangible assets	2.2	6.1	8.9	15.4
Other charges (note 13)	17.5	16.9	37.0	61.0
Earnings from operations	23.9	29.3	143.2	106.3
Finance costs	2.6	9.2	10.1	24.4
Earnings before income taxes	21.3	20.1	133.1	81.9
Income tax expense (recovery) (note 14):
Current	3.5	6.8	39.1	39.7
Deferred	4.2	(46.8)	(11.5)	(56.7)
	7.7	(40.0)	27.6	(17.0)
Net earnings for the period	$13.6	$60.1	$105.5	$98.9

Basic earnings per share	$0.09	$0.44	$0.74	$0.71

Diluted earnings per share	$0.09	$0.44	$0.73	$0.70

Shares used in computing per share amounts (in millions):
Basic	143.3	136.8	143.1	139.4
Diluted	145.5	138.0	145.2	140.6

 * Certain prior period figures have been restated to reflect the adoption of IFRS 15 (see notes 2 and 3).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)
(unaudited)

	Three months ended		Year ended
	December 31		December 31
	2017	2018	2017	2018
	(restated)*		(restated)*
Net earnings for the period	$13.6	$60.1	$105.5	$98.9
Other comprehensive income, net of tax:
Items that will not be reclassified to net earnings:
Gains (losses) on pension and non-pension post-employment benefit plans (note 10)	(1.2)	8.4	(18.2)	(54.9)
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	—	0.5	0.7	0.1
Changes from currency forward derivatives designated as hedges	(3.3)	(2.9)	17.3	(15.5)
Changes from interest rate swap derivatives designated as hedges (note 15)	—	(4.8)	—	(4.4)
Total comprehensive income for the period	$9.1	$61.3	$105.3	$24.2

* Certain prior period figures have been restated to reflect the adoption of IFRS 15 (see notes 2 and 3).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Capital stock (note 12)	Treasury stock (note 12)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2017	$2,048.2	$(15.3)	$862.6	$(1,632.0)	$(24.7)	$1,238.8
Impact of change in accounting policies (notes 2 and 3)	—	—	—	19.0	—	19.0
Restated balance at January 1, 2017	2,048.2	(15.3)	862.6	(1,613.0)	(24.7)	1,257.8
Capital transactions (note 12):
Issuance of capital stock	30.4	—	(16.8)	—	—	13.6
Repurchase of capital stock for cancellation	(30.3)	—	10.4	—	—	(19.9)
Purchase of treasury stock for stock-based plans	—	(16.7)	—	—	—	(16.7)
Stock-based compensation and other	—	23.3	6.8	—	—	30.1
Total comprehensive income (loss):
Net earnings for the period	—	—	—	105.5	—	105.5
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans (note 10)	—	—	—	(18.2)	—	(18.2)
Currency translation differences for foreign operations	—	—	—	—	0.7	0.7
Changes from currency forward derivatives designated as hedges	—	—	—	—	17.3	17.3
Balance -- December 31, 2017	$2,048.3	$(8.7)	$863.0	$(1,525.7)	$(6.7)	$1,370.2
Capital transactions (note 12):
Issuance of capital stock	14.9	—	(14.5)	—	—	0.4
Repurchase of capital stock for cancellation	(109.1)	—	33.6	—	—	(75.5)
Purchase of treasury stock for stock-based plans	—	(22.4)	—	—	—	(22.4)
Stock-based compensation and other	—	10.9	24.5	—	—	35.4
Total comprehensive income (loss):
Net earnings for the period	—	—	—	98.9	—	98.9
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans (note 10)	—	—	—	(54.9)	—	(54.9)
Currency translation differences for foreign operations	—	—	—	—	0.1	0.1
Changes from currency forward derivatives designated as hedges	—	—	—	—	(15.5)	(15.5)
Changes from interest rate swap derivatives designated as hedges	—	—	—	—	(4.4)	(4.4)
Balance -- December 31, 2018	$1,954.1	$(20.2)	$906.6	$(1,481.7)	$(26.5)	$1,332.3

(a)  Accumulated other comprehensive loss is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

	Three months ended		Year ended
	December 31		December 31
	2017	2018	2017	2018
	(restated)*		(restated)*
Cash provided by (used in):
Operating activities:
Net earnings for the period	$13.6	$60.1	$105.5	$98.9
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	19.6	25.0	76.5	89.1
Equity-settled stock-based compensation	7.4	8.4	30.1	33.4
Other charges	(1.4)	—	5.7	1.4
Finance costs	2.6	9.2	10.1	24.4
Income tax expense (recovery)	7.7	(40.0)	27.6	(17.0)
Other	2.3	1.6	(1.6)	(7.5)
Changes in non-cash working capital items:
Accounts receivable	(48.8)	(60.4)	(6.3)	(155.4)
Inventories	(21.0)	1.6	(139.6)	(224.0)
Other current assets	(7.5)	(2.7)	(2.0)	7.6
Accounts payable, accrued and other current liabilities and provisions	75.6	5.2	51.8	227.0
Non-cash working capital changes	(1.7)	(56.3)	(96.1)	(144.8)
Net income tax paid	(6.4)	(9.9)	(30.8)	(44.8)
Net cash provided by (used in) operating activities	43.7	(1.9)	127.0	33.1

Investing activities:
Acquisition, net of cash acquired (note 5)	—	(325.4)	—	(467.1)
Purchase of computer software and property, plant and equipment(a)	(20.8)	(18.8)	(102.6)	(82.2)
Proceeds/deposits related to the sale of assets	0.2	—	0.8	3.7
Repayment of advances from solar supplier (note 6)	—	—	12.5	—
Net cash used in investing activities	(20.6)	(344.2)	(89.3)	(545.6)

Financing activities:
Borrowings under prior credit facility (note 11)	—	—	—	163.0
Repayments under prior credit facility (note 11)	(6.3)	—	(40.0)	(350.5)
Borrowings under new credit facility (note 11)	—	354.0	—	759.0
Repayments under new credit facility (note 11)	—	(1.7)	—	(1.7)
Finance lease payments (note 11)	(1.7)	(0.9)	(6.5)	(17.0)
Issuance of capital stock (note 12)	0.1	—	13.6	0.4
Repurchase of capital stock for cancellation (note 12)	(19.9)	(13.9)	(19.9)	(75.5)
Purchase of treasury stock for stock-based plans (note 12)	(4.5)	(12.8)	(16.7)	(22.4)
Finance costs paid	(2.6)	(14.3)	(10.2)	(36.0)
Net cash provided by (used in) financing activities	(34.9)	310.4	(79.7)	419.3

Net decrease in cash and cash equivalents	(11.8)	(35.7)	(42.0)	(93.2)
Cash and cash equivalents, beginning of period	527.0	457.7	557.2	515.2
Cash and cash equivalents, end of period	$515.2	$422.0	$515.2	$422.0
(a) Additional equipment of nil and $9.3 was acquired through finance leases in the fourth quarter and FY 2018, respectively (fourth quarter and FY 2017 — nil and $5.0, respectively).

* Certain prior period figures have been restated to reflect the adoption of IFRS 15 (see notes 2 and 3).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense, industrial, smart energy, healthtech, and capital equipment businesses. Our capital equipment business consists of our semiconductor, display and power equipment businesses. Our CCS segment consists of our Communications and Enterprise end markets, and is comprised of our enterprise communications, telecommunications, servers and storage businesses. See note 4 below for a discussion of the reorganization of our end markets and the division of our business into two operating and reportable segments, commencing in the first quarter of 2018. Our prior period financial information has been reclassified to reflect the reorganized segment structure and to conform to the current presentation.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the quarter ended December 31, 2018 (Q4 2018 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). The Q4 2018 Interim Financial Statements should be read in conjunction with our 2017 annual audited consolidated financial statements (2017 AFS) and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2018 and our financial performance, comprehensive income and cash flows for the three months ended December 31, 2018 (Q4 2018) and year ended December 31, 2018 (FY 2018). The Q4 2018 Interim Financial Statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q4 2018 Interim Financial Statements were authorized for issuance by our board of directors on January 31, 2019.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, including estimates related to the recoverable amounts used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities. Our assessment of these factors forms the basis for our judgments on the carrying values of assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. There have been no material changes to our assumptions or the judgments affecting the application of our estimates and assumptions during Q4 2018 or FY 2018 from those described in the notes to our 2017 AFS. However, see “Accounting policies” below for a discussion of recently adopted accounting standards and recently issued accounting pronouncements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Accounting policies:
The Q4 2018 Interim Financial Statements are based upon accounting policies consistent with those used and described in note 2 of our 2017 AFS, except for the recently adopted accounting standards discussed below.
Recently adopted accounting standards:
IFRS 15, Revenue from Contracts with Customers:

Effective January 1, 2018, we adopted IFRS 15, Revenue from Contracts with Customers, issued by the IASB. This standard provides a comprehensive five-step revenue recognition model for all contracts with customers, and prescribes when and how much revenue should be recognized. This standard replaced IAS 18, Revenues, IAS 11, Construction Contracts, and related interpretations. In accordance with the transitional provisions of the rule, we elected to apply IFRS 15 using the retrospective method, and have restated the comparative reporting periods presented herein, and recognized the transitional adjustments through equity at the start of the first comparative reporting period presented herein. The new standard changed the timing of our revenue recognition for a significant portion of our business, resulting in the recognition of revenue for certain customer contracts earlier than under the previous recognition rules (which was generally upon delivery). The new standard had a material impact on our consolidated financial statements, primarily in relation to inventory and accounts receivable balances.
IFRS 9, Financial Instruments:
Effective January 1, 2018, we adopted IFRS 9, Financial Instruments issued by the IASB. This standard introduced a new model for the classification and measurement of financial assets, a single expected credit loss (ECL) model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. In connection with the adoption of this standard, we also complied with the transitional rules of IAS 1, Presentation of Financial Statements and IFRS 7, Financial Instruments Disclosures. In accordance with the transitional provisions of the rule, we have applied the changes of IFRS 9 retrospectively, with the exception of the hedge accounting policies, which we have applied prospectively as required. The adoption of this standard did not result in any adjustments to our consolidated financial statements and did not have a material impact on our accounting policies.
Under IFRS 9, financial assets are classified as either: measured at amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). This classification is generally based on the business model in which the financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminated the held-to-maturity, loans and receivables, and available-for-sale categories previously allowed under IAS 39. Trade and non-customer receivables, that were previously classified as loans and receivables under IAS 39, are measured at amortized cost under IFRS 9. Although the classification of such assets changed, measurement of these assets continues to be at amortized cost, and no changes to their carrying amounts were required upon adopting IFRS 9. For financial liabilities, IFRS 9 largely retains the existing IAS 39 classifications, with the exception of those designated at FVTPL. We do not currently hold any liabilities designated as FVTPL. We do not currently hold any financial assets or liabilities under FVOCI.
See “Changes in accounting policies” below for a description of accounting policy changes in connection with our adoption of IFRS 9 and IFRS 15, and note 3 for the transitional impacts of adopting IFRS 15.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Recently issued accounting pronouncements:
IFRS 16, Leases:
In January 2016, the IASB issued this standard, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations, and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted. We adopted this standard effective January 1, 2019 applying the modified retrospective approach, whereby the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening retained deficit balance as of January 1, 2019, without restatement of prior period comparative information. We have implemented changes to our business processes, systems and controls to enable the preparation of our financial statements in accordance with IFRS 16. The new standard is expected to have a material impact on our consolidated financial statements in the period of initial application, the quantification of which we expect to estimate in our audited consolidated annual financial statements for FY 2018. We will recognize new right-of-use assets and lease liabilities related to the majority of our operating leases on our consolidated balance sheet as of January 1, 2019 upon initial application of IFRS 16. The amortization of these assets will be recognized as a depreciation charge, and the interest expense on the lease liabilities will be recognized as finance costs in our consolidated statement of operations. Previously, we recognized operating lease expenses on a straight-line basis over the lease term generally in cost of sales or SG&A in our consolidated statement of operations. No significant changes are expected for our existing finance leases nor for any leases in which we are a lessor.

Changes in accounting policies:
The following section should be read as a modification to the significant accounting policies in notes 2 (q), (r), (s) and (t) of our 2017 AFS and reflects accounting policy changes in connection with our adoption of IFRS 9 and IFRS 15.

(a) Financial assets and financial liabilities:
We recognize financial assets and financial liabilities initially at fair value and subsequently measure these at either fair value or amortized cost based on their classification as described below.
Fair value through profit or loss (FVTPL):
Financial assets and any financial liabilities that we purchase or incur, respectively, with the intention of generating earnings in the near term, and derivatives other than cash flow hedges, are classified as FVTPL. This category includes short-term investments in money market funds (if applicable) that we group with cash equivalents, and derivative assets and derivative liabilities that do not qualify for hedge accounting. See Derivatives and hedge accounting in paragraph (c) below for derivative contracts that qualify for hedge accounting. For investments that we classify as FVTPL, we initially recognize such financial assets on our consolidated balance sheet at fair value and recognize subsequent changes in our consolidated statement of operations. We expense transaction costs as incurred in our consolidated statement of operations. We do not currently hold any liabilities designated as FVTPL.
Amortized cost:
Financial assets that we hold with the intention of collecting the contractual cash flows (in the form of payment of principal and related interest) at amortized cost, and includes our trade receivables, term deposits and non-customer receivables. We initially recognize the carrying amount of such assets on our consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measure these at amortized cost using the effective interest rate method, less any impairment losses.
Other financial liabilities:
This category is for our financial liabilities that are not classified as FVTPL, and includes our accounts payable, the majority of our accrued liabilities and certain other provisions, as well as borrowings under our credit facility, including our term loans. We record these financial liabilities at amortized cost on our consolidated balance sheet.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

(b) Impairment of financial assets:
We used a forward-looking ECL model in determining our allowance for doubtful accounts as it relates to trade receivables, contract assets (under IFRS 15), and other financial assets. Our allowance is based on historical experience, and includes consideration of the aging of the balances, the customer's creditworthiness, current economic conditions, expectation of bankruptcies, and political and economic volatility in the markets or location of our customers, among other factors. A financial asset is written off or written down to its net realizable value as soon as it is known to be impaired. We will adjust previous write-downs to reflect changes in estimates or actual experience.

(c) Derivatives and hedge accounting:

We measure foreign exchange forward and interest swap contracts that we designate as cash flow hedges and qualify for hedge accounting at fair value on our consolidated balance sheet. We defer changes in the fair value of the hedging derivative, to the extent effective, in other comprehensive income (OCI) until we recognize the asset, liability or forecasted transaction being hedged in our consolidated statement of operations. Any cash flow hedge ineffectiveness is recognized in operations immediately. For hedges that we discontinue before the end of the original hedge term, we amortize the unrealized hedge gain or loss in our consolidated statement of operations over the remaining term of the hedge. If the hedged item ceases to exist before the end of the original hedge term, we recognize the unrealized hedge gain or loss immediately in our consolidated statement of operations.

(d) Revenue:

We derive the majority of our revenue from the sale of electronic products and services that we manufacture and provide to customer specifications. We recognize revenue from the sale of products and services rendered when our performance obligation has been satisfied or when the associated control over the products has passed to the customer and no material uncertainties remain as to the collection of our receivables. Under IFRS 15, which we adopted January 1, 2018, where products are custom-made to meet a customers' specific requirements, and such customers are obligated to compensate us for the work performed to date, we recognize revenue over time as production progresses to completion, or as services are rendered. We generally estimate revenue for our work in progress based on costs incurred to date plus a reasonable profit margin for eligible products for which we do not have alternative uses. For contracts that do not qualify for revenue recognition over time under IFRS 15, we recognize revenue at the point in time where control is passed to the customer, which is generally upon shipment and no further performance obligation remains except for our standard manufacturing or service warranties. We apply significant estimates, judgment and assumptions in determining the timing of revenue recognition, measuring work in progress, and estimating the amounts and timing of expected returns, revenues and related costs. As our invoices are typically issued at the time of the delivery of final products to the customers, the earlier recognition of revenue on certain custom-made products has significantly increased the amount of unbilled contract assets included in accounts receivable on our consolidated balance sheet. See “Recently adopted accounting standards” above and note 3(a) below for the impact of adopting IFRS 15.

3.    TRANSITION TO IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS

We adopted IFRS 15 as of January 1, 2018, by applying the retrospective method, and have restated the comparative reporting periods presented herein. In computing the transitional adjustments, we applied the practical expedients in accordance with IFRS 15 to exclude certain contracts that we started and completed in the same annual reporting period, or were completed prior to January 1, 2016, the beginning of the earliest period to be presented in our 2018 annual audited consolidated financial statements. We recognized the transitional adjustments through equity as of January 1, 2017 for our Q4 2018 Interim Financial Statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

(a) Transitional impacts:

For a significant portion of our business, the timing of our revenue recognition has changed under the new standard from a point-in-time to over time, resulting in earlier recognition of revenue than under the previous recognition rules (which was generally upon delivery of final products to our end customer). The most significant financial impacts of adopting IFRS 15 on the comparative periods in our Q4 2018 Interim Financial Statements are summarized as follows:

		Three months ended	Year ended
	December 31, 2016	December 31, 2017	December 31, 2017	December 31, 2017
	Increase (decrease)
Contract assets (included in accounts receivable)	$226.9	—	—	$258.9
Inventories	(206.2)	—	—	(237.8)
Deferred taxes	(1.7)	—	—	(1.9)
Accrued and other current liabilities	—	—	—	(0.3)
Deficit	(19.0)	—	—	(19.5)

Revenue	—	$16.3	$32.2	—
Cost of sales	—	17.1	31.5	—
Income tax expense	—	—	0.2	—
Net earnings	—	(0.8)	0.5	—

Diluted earnings per share	—	$(0.01)	$0.01	—

(b) Contract assets and liabilities:

Our contract assets consist of unbilled amounts recognized as revenue under IFRS 15 and deferred investment costs incurred to obtain or fulfill a contract. As of December 31, 2018, we had approximately $267.8 (December 31, 2017 — $258.9) of contract assets recognized as revenue under IFRS 15, which we recorded in accounts receivable on our consolidated balance sheet. Deferred investment costs are recorded initially at cost in other current and non-current assets on our consolidated balance sheet, and are subsequently amortized over the projected period of expected future benefits, or as recoveries are realized, from the new contracts. We monitor our contract assets for potential impairment on a regular basis. No significant impairment losses were recorded on our contract assets during Q4 2018, the fourth quarter of 2017 (Q4 2017), FY 2018, or the year ended December 31, 2017 (FY 2017). Our contract liabilities consist of advance payments from customers and deferred revenue, which we recorded in accrued and other current liabilities on our consolidated balance sheet.

4.             SEGMENT AND CUSTOMER REPORTING

Segment Reorganization:

Operating segments are defined as components of an enterprise that engage in business activities from which they may earn revenue and incur expenses; for which discrete financial information is available; and whose operating results are regularly reviewed by the chief operating decision maker in deciding how to allocate resources and to assess performance. No operating segments have been aggregated to determine our reportable segments.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

During the first quarter of 2018, we completed a reorganization of our reporting structure, including our sales, operations and management systems, into two operating and reportable segments: ATS and CCS. Prior to this reorganization, we operated in one reportable segment (Electronic Manufacturing Services), which was comprised of multiple end markets (ATS, Communications and Enterprise during 2017). The change in operating and reportable segments was a result of modifications to our organizational and internal management structure which were initiated in 2017 to streamline business operations and improve profitability and competitiveness, and were completed in early 2018. As a result of these modifications, and commencing in the first quarter of 2018, our Chief Executive Officer (CEO), who is our chief operating decision maker, reviews segment revenue, segment income and segment margin (described below) to assess performance and make decisions about resource allocation. Our prior period financial information has been reclassified to reflect the reorganized segment structure and to conform to the current presentation. The foregoing changes had no impact on our historical consolidated financial position, results of operations or cash flows as previously reported.

Factors considered in determining the two reportable segments included the nature of applicable business activities, management structure, market strategy and margin profiles. Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense, industrial, smart energy, healthtech, and capital equipment (including semiconductor, display and power equipment) businesses. Products and services in this segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for aerospace and defense-related customers; high-precision equipment and integrated subsystems used in the manufacture of semiconductors and displays; a wide range of industrial automation, controls, test and measurement devices; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have a higher margin profile and longer product life cycles than the businesses in our CCS segment. Our CCS segment consists of our Communications and Enterprise end markets, and is comprised of our enterprise communications, telecommunications, servers and storage businesses. Products and services in this segment consist predominantly of enterprise-level data communications and information processing infrastructure products, and can include routers, switches, servers and storage-related products used by a wide range of businesses and cloud-based service providers to manage digital connectivity, commerce and social media applications. Our CCS segment businesses typically have a lower margin profile and higher volumes than the businesses in our ATS segment, and have been impacted in recent periods (and continue to be impacted) by aggressive pricing, rapid shifts in technology, model obsolescence and the commoditization of certain products.

Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes finance costs (net of refund interest, when applicable), amortization of intangible assets (excluding computer software), employee stock-based compensation expense, net restructuring, impairment and other charges (recoveries), other solar charges, and recognized fair value adjustments for inventory acquired in connection with acquisitions (see note 5), as these costs and charges are managed and reviewed by the CEO at the company level. Net restructuring, impairment and other charges (recoveries) include, in applicable periods, restructuring charges (recoveries), impairment charges (recoveries), acquisition-related consulting, transaction and integration costs, legal settlements (recoveries), Toronto transition costs (recoveries), and the accelerated amortization of unamortized deferred financing costs. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the company as a whole.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Information regarding the results of each reportable segment is set forth below:

Revenue by segment:	Three months ended December 31				Year ended December 31
	2017		2018		2017		2018
		% of total		% of total		% of total		% of total
ATS	$513.0	33%	$567.4	33%	$1,958.6	32%	$2,209.7	33%
CCS	1,057.2	67%	1,159.6	67%	4,184.1	68%	4,423.5	67%
Total	$1,570.2		$1,727.0		$6,142.7		$6,633.2

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:	Three months ended December 31				Year ended December 31
	2017		2018		2017		2018
		Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin	$26.7	5.2%	$20.9	3.7%	$96.8	4.9%	$102.5	4.6%
CCS segment income and margin	23.2	2.2%	38.8	3.3%	120.4	2.9%	111.4	2.5%
Total segment income	49.9		59.7		217.2		213.9
Reconciling items:
Finance costs	2.6		9.2		10.1		24.4
Employee stock-based compensation expense	7.4		8.4		30.1		33.4
Amortization of intangible assets (excluding computer software)	1.1		5.1		5.5		11.6
Net restructuring, impairment and other charges (see note 13)	17.5		16.9		37.0		61.0
Other solar charges (inventory and A/R write-down)	—		—		1.4		—
Inventory fair value adjustment (see note 5)	—		—		—		1.6
IFRS earnings before income taxes	$21.3		$20.1		$133.1		$81.9

Customers:

For Q4 2018 and FY 2018, we had three and two customers, respectively (in each case from our CCS segment), that represented more than 10% of total revenue (Q4 2017 and FY 2017 — three and two customers, respectively).

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across some of our businesses. However, numerous factors affecting our period-to-period results make it difficult to isolate the impact of seasonality and other external factors on our business. In the past, revenue from the storage component of our CCS segment has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

5.    ACQUISITIONS

In April 2018, we completed the acquisition of U.S.-based Atrenne Integrated Solutions, Inc. (Atrenne), a designer and manufacturer of ruggedized electromechanical solutions, primarily for military and commercial aerospace applications. The purchase price for Atrenne was $141.7, net of cash acquired, including a net working capital adjustment of $3.8 (which is subject to finalization). The purchase was funded with borrowings under the revolving portion of our then-available credit facility. We recorded $64.0 of goodwill as part of the acquisition, attributable primarily to the specific knowledge and capabilities of the acquired workforce and expected synergies from the combination of our operations.

Details of our preliminary purchase price allocation in the year of acquisition are as follows:

Atrenne

Current assets, net of $1.1 of cash acquired	$31.5
Property, plant and equipment	7.8
Customer intangible assets and computer software assets	51.0
Goodwill	64.0
Current liabilities	(8.5)
Deferred income taxes and other-long-term liabilities	(4.1)
$141.7

Acquired assets and liabilities are recorded on our consolidated balance sheet at their fair values as of the date of acquisition. In connection with our purchase of Atrenne, we recorded a $1.6 fair value adjustment to write up the value of the acquired inventory as of the acquisition date, representing the difference between the inventory's cost and its fair value. During the second quarter of 2018, we recognized the full $1.6 fair value adjustment through cost of sales as such acquired inventory was sold during that quarter.

The purchase price for Atrenne includes a customary post-closing net working capital adjustment. We expect to finalize our purchase price allocation by the end of the first quarter of 2019, once such net working capital adjustment has been finalized.

Annual amortization of intangible assets will increase by approximately $6 as a result of the Atrenne acquisition. The goodwill arising from this acquisition is attributable to our ATS segment and is not tax deductible.

In November 2018, we completed the acquisition of U.S.-based Impakt Holdings, LLC (Impakt), a highly-specialized, vertically integrated company providing manufacturing solutions for leading OEMs in the display and semiconductor industries, as well as other markets requiring complex fabrication services, with operations in California and South Korea. The purchase price for Impakt was $325.4, net of cash acquired. The purchase price is subject to a net working capital adjustment, which has not yet been finalized. The purchase was funded with borrowings under our revolving credit facility, $245.0 of which was repaid with proceeds of a new incremental term loan under our credit facility (see note 11). We recorded $111.2 of goodwill as part of the acquisition, attributable primarily to the specific knowledge and capabilities of the acquired workforce and expected synergies from the combination of our operations.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Details of our preliminary purchase price allocation in the year of acquisition are as follows:

Impakt
Current assets, net of $5.9 of cash acquired ......................................................................................................	$46.7
Property, plant and equipment and other long-term assets ...............................................................................	20.9
Customer intangible assets and computer software assets ...............................................................................	223.0
Goodwill ............................................................................................................................................................	111.2
Current liabilities ..............................................................................................................................................	(23.8)
Deferred income taxes.......................................................................................................................................	(52.6)
$325.4

The determination of the fair value of certain assets in the table above, including customer intangible assets, working capital assets and deferred income taxes, has not been finalized. We expect to complete the valuation of these assets and to finalize the purchase price allocation for Impakt in the first half of 2019.

We expect annual amortization of intangible assets to increase by approximately $15 as a result of the Impakt acquisition. Goodwill arising from this acquisition is attributable to our ATS segment and is not tax deductible.

Pro forma disclosure: Consolidated revenue and net earnings for Q4 2018 and FY 2018 would not have been materially different had either (or both of) the Atrenne and Impakt acquisitions occurred at the beginning of 2018.

We engaged third-party consultants to provide valuations of certain inventory, property, plant and equipment and intangible assets in connection with our purchases of Atrenne and Impakt. The fair value of the acquired tangible assets was measured based on their value in-use, by applying the market (sales comparison, brokers' quotes), cost or replacement cost, or the income (discounted cash flow) approach, as deemed appropriate. The valuation of the intangible assets by the third-party consultants was primarily based on the income approach using a discounted cash flow model and forecasts based on management's subjective estimates and assumptions. Various Level 2 and 3 data inputs of the fair value measurement hierarchy were used in the valuation of the above-mentioned assets.

We incur consulting, transaction and integration costs (Acquisition Costs) relating to potential and completed acquisitions. During Q4 2018 and FY 2018, we recorded Acquisition Costs of $5.6 and $11.0, respectively, including for our Atrenne and Impakt acquisitions (Q4 2017 and FY 2017 — $2.7 and $4.5 of Acquisition Costs, respectively), in other charges in our consolidated statement of operations.

6.             SOLAR PANEL MANUFACTURING BUSINESS

During the fourth quarter of 2016, we made the decision to exit the solar panel manufacturing business, and terminated a supply agreement pursuant to which we made specific cash advances to a solar cell supplier (Solar Supplier). The remaining $12.5 of such cash advances were repaid in full during the first half of 2017. During the second quarter of 2017, we recorded additional provisions of $0.9 in cost of sales, $0.5 in SG&A expenses and $5.2 in other charges (see note 13) in our consolidated statement of operations, to write down the carrying value of our solar panel inventory, accounts receivable and solar panel manufacturing equipment, respectively, and an impairment reversal of $1.4 with respect to such solar equipment in the fourth quarter of 2017 based on executed sales agreements. During the second quarter of 2018, we completed the sale of our remaining solar manufacturing equipment. We paid $11.3 (including fees and accrued interest) to terminate and settle our outstanding lease obligations for this equipment in January 2018. See note 11. We also manufactured and sold completed solar panels to the Solar Supplier as a customer. As of December 31, 2017, we had $6.7 of outstanding solar accounts receivable, all from the Solar Supplier, which were repaid in full during 2018.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

7.             ACCOUNTS RECEIVABLE

Accounts receivable sales and financing programs:
We have an agreement to sell up to $250.0 (increased from $200.0 in November 2018 based on a review of our requirements) in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. At December 31, 2018, $130.0 of accounts receivable were sold under this program (December 31, 2017 — $80.0). We also participate in a customer's supplier financing program (SFP), pursuant to which we sell accounts receivable from such customer to a third-party bank on an uncommitted basis. At December 31, 2018, we sold $50.0 of accounts receivable under the SFP (December 31, 2017 — $52.3), in order to receive earlier payment.

Contract assets:
At December 31, 2018, our accounts receivable balance included $267.8 of contract assets (December 31, 2017 — $258.9) recognized as revenue under IFRS 15. See notes 2 and 3.

8.             INVENTORIES

We record our inventory provisions, net of valuation recoveries, in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written-down to net realizable value. We recorded net inventory recoveries of $0.3 for Q4 2018 and net inventory provisions of $13.5 for FY 2018 (Q4 2017 and FY 2017 — net inventory recoveries of $0.6 and net inventory provisions of $3.3, respectively). For Q4 2018, our net inventory recoveries of $0.3 were comprised of a $4.6 provision reversal to reflect improved recovery of inventory, substantially offset by new provisions of $4.3 for specific aged inventory. The increase in our inventory provisions for FY 2018 as compared to the prior year was a result of increases in our overall aged inventory levels, more than half of which related to customers in our ATS segment. Our inventory provisions for FY 2017 included provisions of $0.9 that we recorded in the second quarter of 2017 to further write down the carrying amount of our remaining solar panel inventory (in our ATS segment) to recoverable amounts. We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

9.    ASSETS CLASSIFIED AS HELD FOR SALE

At December 31, 2018, we had $27.4 (December 31, 2017 — $30.1) of assets classified as held for sale, which consisted primarily of land and buildings in Europe and North America.

10.    PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

We provide pension and non-pension post-employment defined benefit plans for our employees. Such plans include defined benefit pension plans for our employees in the United Kingdom (U.K.) that generally provide them with stated benefits on retirement based on their pensionable service, either in annuities and/or lump sum payments. Our U.K. defined benefit pension plans are comprised of a Main pension plan and a Supplementary pension plan.
In March 2017, the Trustees of our U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who have retired.The purchase of the annuity resulted in a non-cash loss of $17.0 which we recorded in OCI and simultaneously re-classified to deficit during the first quarter of 2017.
In April 2017, the Trustees of our U.K. Supplementary pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants of this plan, all of whom are retired. The purchase of the annuity resulted in a non-cash loss of $1.9 which we recorded in the second quarter of 2017 in other charges (see note 13) in our consolidated statement of operations. As we anticipate winding up this plan, the non-cash loss was recorded through our consolidated statement of operations.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

In June 2018, the Trustees of the U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who have not yet retired. The purchase of the annuity resulted in a non-cash loss of $63.3 for the second quarter of 2018 which we recorded in OCI and simultaneously re-classified to deficit.

Our pension and post-employment defined benefit plan obligations are determined based on actuarial valuations. We recognize actuarial gains or losses arising from pension and non-pension post-employment defined benefit plans in OCI and we subsequently reclassify the amounts to deficit. During Q4 2018 and FY 2018, we recognized $8.4 of net actuarial gains, net of tax (Q4 2017 and FY 2017 — $1.2 of net actuarial losses, net of tax).

11.             CREDIT FACILITIES AND LONG-TERM DEBT

In June 2018, we entered into an $800.0 credit agreement with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto (New Credit Facility), which provides for a $350.0 term loan (June Term Loan) that matures in June 2025, and a $450.0 revolving credit facility (New Revolver) that matures in June 2023. The net proceeds from the June Term Loan were used primarily to repay all amounts outstanding under our previous credit facility (Prior Facility), which was terminated on such repayment. In November 2018, we utilized the accordion feature under our New Credit Facility to add an incremental term loan of $250.0 (November Term Loan), maturing in June 2025. The June Term Loan and the November Term Loan are collectively referred to as the New Term Loans. The Prior Facility consisted of a $250.0 term loan (Prior Term Loan) and a $300.0 revolving credit facility (Prior Revolver), both of which were scheduled to mature in May 2020. The New Credit Facility is described below. See note 12 of our 2017 AFS for details regarding the terms of our Prior Facility.

As of December 31, 2018, an aggregate of $598.3 was outstanding under the New Term Loans, and other than ordinary course letters of credit (described below), $159.0 was outstanding under the New Revolver.

During the second quarter of 2018, we borrowed a total of $163.0 under the Prior Revolver, used primarily to fund the Atrenne acquisition in April 2018 (see note 5). The net proceeds of the June Term Loan were used primarily to repay the outstanding amounts under the Prior Revolver ($163.0) and the Prior Term Loan ($175.0), as well as costs related to the arrangement of the New Credit Facility ($4.9 in connection with the June Term Loan and $3.1 in connection with the New Revolver). During the third quarter of 2018, we borrowed $55.0 under the New Revolver for working capital purposes. During Q4 2018, we borrowed $339.5 under the New Revolver to fund the Impakt acquisition (see note 5). The net proceeds from the November Term Loan were used to repay $245.0 of the outstanding amounts under the New Revolver, as well as costs related to the arrangement of the November Term Loan. We also made the scheduled quarterly principal repayments under the current and prior term loans in each of 2017 and 2018.

The June Term Loan requires quarterly principal repayments of $0.875, commencing September 30, 2018, and the November Term Loan requires quarterly principal repayments of $0.625, commencing March 31, 2019, and in each case a lump sum repayment of the remainder outstanding at maturity. Borrowings under the New Revolver bear interest at LIBOR, Canadian Prime or Base Rate (each as defined in the New Credit Facility) plus a specified margin, or in the case of any bankers' acceptance, at the B/A Discount Rate (as defined in the New Credit Facility). The margin for borrowings under the New Revolver ranges from 0.75% to 2.5%, depending on the rate we select and our consolidated leverage ratio. As a result of our use of the accordion feature of the New Credit Facility in November 2018, interest on the June Term Loan increased from LIBOR plus 2.0% to LIBOR plus 2.125%. The November Term Loan currently bears interest at LIBOR plus 2.5%.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

We are required to comply with certain restrictive covenants under the New Credit Facility, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. At December 31, 2018, we were in compliance with all restrictive and financial covenants under the New Credit Facility.

The following table sets forth our borrowings under our credit facilities, and our finance lease obligations, as of December 31, 2018 and 2017:

	December 31 2017	December 31 2018
Borrowings under the Prior Revolver/New Revolver (1)	$—	$159.0
Borrowings under the Prior Term Loan/New Term Loans	187.5	598.3
Total borrowings under applicable credit facility	187.5	757.3
Less: unamortized debt issuance costs (2)	(0.8)	(9.8)
Finance lease obligations (see note 6) (3)	17.7	10.4
	$204.4	$757.9
Comprised of:
Current portion of borrowings under applicable credit facility and finance lease obligations (3)	$37.9	$107.7
Long-term portion of borrowings under applicable credit facility and finance lease obligations	166.5	650.2
	$204.4	$757.9

(1) Debt issuance costs were incurred in connection with our Prior Revolver in 2014 ($1.7) and the New Revolver in 2018 ($3.1), which we deferred as other assets on our consolidated balance sheets and amortize over the term of the relevant revolver. We accelerated the amortization of $0.6, representing the remaining portion of the unamortized deferred financing costs related to the Prior Revolver, upon termination of the Prior Facility, and recorded it to other charges in June 2018.

(2) Debt issuance costs were incurred in connection with our Prior Term Loan in 2015 ($2.1), the June Term Loan ($4.9), and the November Term Loan ($5.4), which we deferred as long-term debt on our consolidated balance sheets and amortize over the term of the relevant term loans using the effective interest rate method. We accelerated the amortization of $0.6, representing the remaining portion of the unamortized deferred financing costs related to the Prior Term Loan, upon termination of the Prior Facility, and recorded it to other charges in June 2018.

(3) In connection with the anticipated disposition of our solar manufacturing equipment, we terminated and settled the related lease obligations in full in January 2018 for $11.3 (including $0.2 of fees and accrued interest). See note 6.

We entered into 5-year interest rate swap agreements with a syndicate of third-party banks in August 2018 and December 2018 to partially hedge against our exposures to the interest rate variability on our New Term Loans. The derivative instruments swap the variable rate of interest for a fixed rate of interest on $175.0 of the amounts outstanding under each of our June Term Loan and our November Term Loan, for an aggregate hedged amount of $350.0. See note 15.

Commitment fees paid under our relevant credit facilities in Q4 2018 and FY 2018 were $0.3 and $1.3, respectively (Q4 2017 and FY 2017 — $0.3 and $1.3, respectively). At December 31, 2018, we had $21.3 outstanding in letters of credit under the New Revolver (December 31, 2017 — $23.2 outstanding in letters of credit under the Prior Revolver). We also arrange letters of credit and surety bonds outside of our revolving facility. At December 31, 2018, we had $14.4 (December 31, 2017 — $13.6) of such letters of credit and surety bonds outstanding.

At December 31, 2018, we also had a total of $132.8 (December 31, 2017 — $73.5) in uncommitted bank overdraft facilities available for intraday and overnight operating requirements under our applicable credit facility. There were no amounts outstanding under these overdraft facilities at December 31, 2018 or December 31, 2017.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

12.             CAPITAL STOCK

Share repurchase plans:
In November 2017, the TSX accepted our notice to launch a normal course issuer bid (2017 NCIB) which was completed in November 2018. The 2017 NCIB allowed us to repurchase, at our discretion, up to approximately 10.5 million subordinate voting shares in the open market, or as otherwise permitted. During Q4 2018 and FY 2018, we paid $13.9 and $75.5, respectively (including transaction fees) to repurchase and cancel 1.3 million and 6.8 million subordinate voting shares, respectively, under the 2017 NCIB, at a weighted average price of $10.50 per share and $11.10 per share, respectively. During Q4 2017 and FY 2017, we paid $19.9 (including transactions fees) to repurchase and cancel 1.9 million subordinate voting shares under the 2017 NCIB at a weighted average price of $10.58 per share.
In December 2018, the TSX accepted our notice to launch a new NCIB (2018 NCIB), which allows us to repurchase, at our discretion, until the earlier of December 17, 2019 or the completion of the purchases thereunder, up to approximately 9.5 million subordinate voting shares in the open market, or as otherwise permitted. There were no repurchases or cancellations of subordinate voting shares from the commencement of the 2018 NCIB through December 31, 2018.
Stock-based compensation:

We grant share unit awards to employees under our stock-based compensation plans. From time-to-time, we pay cash for the purchase by a broker of subordinate voting shares in the open market to satisfy delivery requirements upon vesting of such awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the stock-based compensation plans. During Q4 2018 and FY 2018, we paid $12.8 and $22.4 (including transaction fees), respectively, for a broker to purchase 1.3 million and 2.1 million subordinate voting shares in the open market, respectively, to satisfy delivery requirements under our stock-based compensation plans. During Q4 2017 and FY 2017, we paid $4.5 and $16.7 (including transaction fees), respectively, for a broker to purchase 0.4 million and 1.4 million subordinate voting shares in the open market, respectively, for awards under our stock-based compensation plans. At December 31, 2018, the broker held 1.9 million subordinate voting shares with a value of $20.2 (December 31, 2017 — 0.8 million subordinate voting shares with a value of $8.7).

During Q4 2018 and FY 2018, we granted 0.6 million and 2.6 million restricted share units (RSUs), respectively (Q4 2017 and FY 2017 — 0.3 million and 1.9 million RSUs, respectively), the majority of which vest one-third per year over a three-year period. During FY 2018, we granted 1.6 million performance share units (PSUs) (FY 2017 — 0.9 million PSUs), substantially all of which were granted in the first quarter of each year, representing 100% of target. Employees are granted a target number of PSUs. The number of PSUs granted during 2018 that will actually vest will vary from 0 to 200% of the target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, as modified by a separate pre-determined non-market financial target, as well as our relative Total Shareholder Return (TSR) performance over the 3-year vesting period. The weighted average grant date fair value of RSUs granted in Q4 2018 and FY 2018 was $9.83 and $10.48 per unit, respectively (Q4 2017 and FY 2017 — $10.31 and $13.05 per unit, respectively). The weighted average grant date fair value of PSUs granted in FY 2018 was $11.11 per unit (FY 2017 — $17.18 per unit). See note 13(b) of our 2017 AFS for a description of the vesting terms applicable to PSUs granted in 2017.

During Q4 2018 and FY 2018, we received cash proceeds of nil and $0.4, respectively (Q4 2017 and FY 2017 — $0.1 and $13.6, respectively) relating to the exercise of vested employee stock options.

For Q4 2018 and FY 2018, we recorded aggregate employee stock-based compensation expense (excluding deferred share unit (DSU) expense) through cost of sales and SG&A of $8.4 and $33.4, respectively (Q4 2017 and FY 2017 — $7.4 and $30.1,

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

respectively), and DSU expense (recorded through SG&A) of $0.5 and $2.0, respectively (Q4 2017 and FY 2017 — $0.5 and $2.2, respectively). Employee stock-based compensation expense varies from period-to-period.

At December 31, 2018, 1.6 million (December 31, 2017 — 1.5 million) DSUs were outstanding.

13.             OTHER CHARGES

	Three months ended December 31		Year ended December 31
	2017	2018	2017	2018
Restructuring (a)	$13.2	$6.4	$28.9	$35.4
Loss on pension annuity purchase (see note 10)	—	—	1.9	—
Toronto transition costs (b)	1.6	4.9	1.6	13.2
Accelerated amortization of unamortized deferred financing costs (c)	—	—	—	1.2
Other (d)	2.7	5.6	4.6	11.2
	$17.5	$16.9	$37.0	$61.0

(a)    Restructuring:
We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. In connection therewith, we are currently implementing restructuring actions under a cost efficiency initiative (CEI), including actions related to our previously-disclosed CCS segment portfolio review and anticipated continued demand softness in our capital equipment business. This initiative includes reductions to our workforce, as well as the potential consolidation of certain sites to better align capacity and infrastructure with current and anticipated customer demand, related transfers of customer programs and production, re-alignment of business processes, management reorganizations, and other associated activities.
We recorded restructuring charges of $6.4 during Q4 2018, all in connection with our CEI, consisting of cash charges primarily for consultant costs, and employee and lease termination costs. We recorded restructuring charges of $35.4 during FY 2018, all in connection with our CEI, consisting of cash charges of $35.2, primarily for consultant costs and employee termination costs, and non-cash charges of $0.2, representing losses on the sale of surplus equipment. We recorded restructuring charges of $13.2 during Q4 2017, consisting of cash charges of $14.6, primarily for employee termination costs related to our Organizational Design (OD) and Global Business Services (GBS) initiatives (each of which were completed in 2017), and $8.0 in connection with our CEI, and non-cash recoveries of $1.4 in connection with prior write-downs of the carrying value of our solar panel manufacturing equipment. We recorded restructuring charges of $28.9 during FY 2017, consisting of cash charges of $25.1, primarily for employee termination costs related to our OD and GBS initiatives, costs in connection with the rationalization of certain operations in the third quarter of 2017, and $8.0 in connection with our CEI in the fourth quarter of 2017, and net non-cash charges of $3.8, to write down the carrying value of our solar panel manufacturing equipment based on executed sales agreements. As of December 31, 2018, our restructuring provision was $10.3 (December 31, 2017 — $12.7), which we recorded in current portion of provisions on our consolidated balance sheet. We continue to estimate total restructuring charges for our efficiency initiative to be within the previously disclosed range of between $50 and $75, however we are extending the program by six months and expect the remainder of the charges to be recorded by the end of 2019.
Annual impairment assessment:
During Q4 2018, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment (Annual Impairment Assessment) and determined that there was no impairment, as the recoverable amount of our assets and cash generating units (CGUs) exceeded their respective carrying values. During Q4 2017, we performed our Annual Impairment Assessment and determined that, other than the write-down of our solar panel manufacturing equipment in 2017 discussed in note 6 and recorded through restructuring charges, there was no impairment, as the recoverable amount of our assets and CGUs exceeded their respective carrying values.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

(b)    Toronto transition costs:

In connection with the anticipated sale of our Toronto real property, we are relocating our Toronto manufacturing operations, and are also in the process of relocating our corporate headquarters to a temporary location while space in a new office building (to be built by the purchaser of our Toronto real property on the site of our current location) is under construction. We have incurred and will continue to incur significant costs throughout the transition period (which commenced in the fourth quarter of 2017) in connection with such relocations. These costs consist of building improvements and new equipment which we capitalize (approximately $3 and $15 in Q4 2018 and FY 2018, respectively; Q4 2017 and FY 2017 — nil), as well as transition-related costs which we record in other charges. Transition costs are comprised of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. During Q4 2018 and FY 2018, we recorded $4.9 and $13.2, respectively, of such transition costs (Q4 2017 and FY 2017 — $1.6), consisting primarily of utility costs related to idle premises, depreciation charges and personnel costs incurred in the operation of duplicate production lines in advance of the transition, duplicate rent expense, and relocation costs.

Property Sale Agreement:

In September 2018, the agreement governing the sale of our Toronto real property (Property Sale Agreement) was assigned from the original purchaser (OP) to a new purchaser (Assignee). In connection with the assignment, the Property Sale Agreement was amended to provide for the remaining proceeds of $122 million Canadian dollars (approximately $89 at year-end exchange rates) to be paid in one lump sum cash payment upon closing of the transaction (previously, we were to receive one half of the purchase price in the form of a two-year, interest-free first-ranking mortgage). Other terms of the agreement remain unchanged. On January 21, 2019, the required municipal zoning approval was obtained. As a result, the closing of the transaction is scheduled to occur on March 7, 2019. If the transaction is consummated, we will receive total proceeds of approximately $110, including a high density bonus and an early vacancy incentive related to the temporary relocation of our corporate headquarters. The gain on sale of this property, if consummated, will be recorded as recoveries through other charges (recoveries). No net tax impact is anticipated from this sale as the gain will be offset by the utilization of currently unrecognized tax losses.

Approximately 27% of the OP is held by a privately-held partnership in which Mr. Gerald Schwartz (a controlling shareholder of Celestica) has a material interest and approximately 25% of the OP is held by a partnership in which Mr. Schwartz has a non-voting interest. At the time of execution of the assignment, the Assignee was unrelated to us and the OP.

(c)    Accelerated amortization of unamortized deferred financing costs:

During the second quarter of 2018, we recorded a $1.2 charge to accelerate the amortization of unamortized deferred financing costs related to the extinguishment of the Prior Facility in June 2018 (see note 11).

(d)    Other:
During Q4 2018 and FY 2018, we recorded $5.6 and $11.0, respectively, in Acquisition Costs (see note 5). During Q4 2017 and FY 2017, we recorded $2.7 and $4.5, respectively, in Acquisition Costs. During the third quarter of 2017, we received $1.1 in recoveries of damages in connection with the settlement of class action lawsuits in which we were a plaintiff related to certain purchases we made in prior periods. These recoveries were offset by costs we recorded in the first quarter of 2017 related to a prior legal matter.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

14.         INCOME TAXES

Our effective income tax rate can vary significantly period-to-period for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized. Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
Our net income tax recovery of $40.0 for Q4 2018 was favorably impacted by the recognition of $49.6 of previously unrecognized deferred tax assets in our U.S. group of subsidiaries as a result of our Impakt acquisition (Impakt Benefit), which partially offset the deferred tax liability that arose in connection with such acquisition. Taxable foreign exchange impacts in Q4 2018 were not significant.
Our net income tax recovery of $17.0 for FY 2018 was favorably impacted by the recognition of $3.7 and $49.6 of previously unrecognized deferred tax assets in our U.S. group of subsidiaries as a result of our Atrenne and Impakt acquisitions, respectively (which partially offset the net deferred tax liabilities that arose in connection with such acquisitions), as well as the reversal of $6.0 of previously accrued Mexican taxes (described below). These favorable impacts were offset, in part, by adverse taxable foreign exchange impacts resulting from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar (our functional currency). During the second quarter of 2018, we received a favorable conclusion to our application for a bi-lateral advance pricing arrangement (BAPA) between the United States and Mexican tax authorities and reversed $6.0 of Mexican income taxes previously accrued to reflect the approved BAPA terms.
Our net income tax expense of $7.7 for Q4 2017 was comprised of certain immaterial offsetting items, including a $2.0 deferred tax expense related to then recently-enacted U.S. tax reform, offset by favorable taxable foreign exchange impacts.
Our net income tax expense of $27.6 for FY 2017 was favorably impacted by the recognition of a $4.3 deferred income tax benefit related to our solar assets (Solar Benefit), as well as favorable taxable foreign exchange impacts, largely offset by deferred tax expense related to taxable temporary differences associated with the then-anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries, and a $2.0 deferred tax expense related to then recently-enacted U.S. tax reform.
In connection with our exit from the solar panel manufacturing business, we withdrew one of our tax incentives in Thailand (which related solely to such operations) during the second quarter of 2017. The withdrawal of this incentive allowed us to apply tax losses arising from the disposition of our solar assets against other taxable profits in Thailand, resulting in the recognition of the Solar Benefit in 2017 noted above and ultimately realized in 2018.

We are subject to tax audits of historical information by tax authorities in various jurisdictions, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.
The successful pursuit of assertions made by any taxing authority could result in our owing significant amounts of tax, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts accrued.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

15.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the New Term Loans, borrowings under the New Revolver, and derivatives. See note 2 for changes to the classification of our financial assets and liabilities since December 31, 2017 as a result of adopting IFRS 9.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts and swaps, generally for periods up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates.

Our major currency exposures at December 31, 2018 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at December 31, 2018.

	Canadian dollar	Romanian Leu	Euro	Thai baht	Chinese renminbi
Cash and cash equivalents	$4.1	$0.4	$8.2	$2.3	$16.3
Accounts receivable	1.6	—	42.5	1.7	12.4
Income taxes and value-added taxes receivable	16.5	0.8	13.4	3.3	12.3
Other financial assets	—	0.8	1.7	0.5	0.8
Pension and non-pension post-employment liabilities	(70.6)	—	(0.5)	(13.6)	(1.0)
Income taxes and value-added taxes payable	(0.1)	—	(0.3)	(1.2)	—
Accounts payable and certain accrued and other liabilities and provisions	(52.4)	(12.9)	(45.8)	(18.9)	(27.0)
Net financial assets (liabilities)	$(100.9)	$(10.9)	$19.2	$(25.9)	$13.8

We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. At December 31, 2018, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$210.2	$0.76	12	$(10.3)
Thai baht	81.1	0.03	12	(0.7)
Malaysian ringgit	53.4	0.24	12	(0.8)
Mexican peso	25.6	0.05	12	0.2
British pound	5.3	1.27	4	—
Chinese renminbi	66.8	0.15	12	(1.6)
Euro	35.8	1.17	12	0.3
Romanian leu	40.4	0.25	12	(0.9)
Singapore dollar	22.1	0.74	12	(0.3)
Other	3.5	0.01	1	(0.1)
Total	$544.2			$(14.2)

At December 31, 2018, the fair value of our outstanding contracts was a net unrealized loss of $14.2 (December 31, 2017 — net unrealized gain of $10.3), resulting from fluctuations in foreign exchange rates between the contract execution and period-end date.

Interest rate risk:

Borrowings under the New Credit Facility bear interest at specified rates, plus specified margins. See note 11. Such borrowings expose us to interest rate risk due to the potential variability in market interest rates.
As part of our risk management program, we attempt to mitigate interest rate risk through interest rate swaps. In order to partially hedge against our exposure to interest rate variability on the June Term Loan, we entered into a 5-year agreement with a syndicate of third-party banks in August 2018 to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $175.0 of the total borrowings under the June Term Loan. We also entered into a 5-year agreement with a syndicate of third-party banks in December 2018 to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $175.0 of the total borrowings under the November Term Loan. The terms of the interest rate swap agreements on the floating market rate and the interest payment dates match that of the underlying debt, such that any hedge ineffectiveness is not expected to be significant. The swap agreements include an option that allows us to cancel up to $75.0 of the notional amount of each of the original swap agreements starting in August 2021 for the June Term Loan and December 2020 for the November Term Loan. The cancellable option in the swap agreements is aligned with our risk management strategy for the New Term Loans as it allows us to make voluntary prepayments of outstanding amounts without premium or penalty, subject to certain conditions. Our unhedged borrowings under the New Credit Facility at December 31, 2018 were $407.3 (comprised of an aggregate of $248.3 under the New Term Loans and $159.0 under the New Revolver).
We obtain third-party valuations of the swaps under the interest rate swap agreements. At December 31, 2018, the fair value of our interest rate swap agreements was a net unrealized loss of $4.4 which we recorded in other non-current liabilities on our consolidated balance sheet. The unrealized portion of the hedge gain or loss of the swaps is recorded in accumulated OCI. The realized portion of the hedge gain or loss of the swaps is released from OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

16.          CONTINGENCIES

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Other Matters:

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain amounts of research and development (R&D) expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. The assessments against our Brazilian subsidiary (including interest and penalties) total approximately 39 million Brazilian real (approximately $10 at year-end exchange rates) for such years. Although we cannot predict the outcome of this matter, we believe that our R&D activities for the period are supportable, and it is probable that our position will be sustained upon full examination by the appropriate Brazilian authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal advisers.

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